Exhibit 99.3

ANNUAL GENERAL

          MEETING APRIL 13, 2018

AGENDA AND

         EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF FIAT CHRYSLER AUTOMOBILES N.V. (THE “COMPANY”) TO BE HELD ON FRIDAY, APRIL 13, 2018 AT 12:00 NOON CEST AT RADISSON BLU HOTEL AMSTERDAM AIRPORT, BOEING AVENUE 2, 1119 PB SCHIPHOL-RIJK, THE NETHERLANDS.

1.	OPENING

2.	ANNUAL REPORT 2017

a.	Report of the Board of Directors for the financial year 2017 (discussion)

b.	Main Items of corporate governance structure and compliance with Dutch Corporate Governance Code (discussion)

c.	Implementation of the remuneration policy in 2017 (discussion)

d.	Policy on additions to reserves and on dividends (discussion)

e.	Adoption of the 2017 Annual Accounts (voting)

f.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2017 (voting)

3.	APPOINTMENT OF THE EXECUTIVE DIRECTORS

a.	Re-appointment of John Elkann (voting)

b.	Re-appointment of Sergio Marchionne (voting)

4.	APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Ronald L. Thompson (voting)

b.	Appointment of John Abbott (voting)

c.	Re-appointment of Andrea Agnelli (voting)

d.	Re-appointment of Tiberto Brandolini d’Adda (voting)

e.	Re-appointment of Glenn Earle (voting)

f.	Re-appointment of Valerie A. Mars (voting)

g.	Re-appointment of Ruth J. Simmons (voting)

h.	Re-appointment of Michelangelo A. Volpi (voting)

i.	Re-appointment of Patience Wheatcroft (voting)

j.	Re-appointment of Ermenegildo Zegna (voting)

5.	APPOINTMENT OF THE INDEPENDENT AUDITOR

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting)

6.	DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING)

7.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Annual General Meeting of Shareholders.

Item 2: Annual Report 2017

2a. Report of the Board of Directors for the financial year 2017 (discussion)

The Report on Operations of the Company is contained in the Company’s Annual Report 2017. For further details please refer to the “Report on Operations” section of the Annual Report.

2b Main items of corporate governance structure and compliance with Dutch Corporate Governance Code (discussion)

In accordance with the Dutch Corporate Governance Code as amended in December 2016, the main items of the Company’s corporate governance structure and its compliance with the Dutch Corporate Governance Code will be discussed and accounted for during the Annual Meeting of Shareholders. Further information is available in the 2017 Company’s Annual Report, in particular in the section “Corporate Governance”.

2c Implementation of the remuneration policy in 2017 (discussion)

The director’s remuneration report for 2017 is contained in the Company’s Annual Report. For further details on the remuneration of the Company’s directors please refer to the “Remuneration of Directors” section of the Annual Report.

2d Policy on additions to reserves and on dividends (discussion)

Subject to the adoption of the 2017 Annual Accounts (including the consolidated and statutory financial statements) by the General Meeting of Shareholders and in accordance with article 23.3 of the articles of association of the Company, the Board of Directors has declined to recommend a dividend payment on the Company’s common shares and determined the full amount of profits shown in the Company’s 2017 Annual Accounts shall be reserved in order to further fund capital requirements of the Group’s five-year business plan presented on May 6, 2014 (the “Business Plan”).

Dividend Policy

The share capital of Company consists of common shares and special voting shares.

Common shares

For the purpose of supporting and facilitating the Business Plan, it is not envisaged that during aforementioned period dividends or other distributions will be paid by the Company to its shareholders, provided that distributions may be considered if the results in that period exceed the current expectations.

Special voting shares

The holders of special voting shares are not entitled to any distributions, but pursuant to the Company’s articles of association, from any amount of profits not reserved by the Board of Directors, a nominal dividend amount is allocated to a separate special dividend reserve for the benefit of the holders of special voting shares (the “Special Dividend Reserve”). The Company has no intention to propose any distribution from the Special Dividend Reserve.

2e Adoption of the 2017 Annual Accounts (voting)

The Company’s 2017 Annual Accounts have been drawn up by the Board of Directors and audited by Ernst & Young Accountants LLP, the Netherlands, who have issued an unqualified opinion. It is proposed that the 2017 Annual Accounts be adopted by the General Meeting of Shareholders.

2f Granting of discharge to the directors in respect of the performance of their duties during the financial year 2017 (voting)

The General Meeting of Shareholders is requested to grant discharge to the executive directors in respect of the performance of their management duties as such management is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2017 Annual Accounts and to grant discharge to the non-executive directors in respect of the performance of their non-executive duties as such performance is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2017 Annual Accounts.

Item 3: Appointment of the executive directors

3a Re-appointment of John Elkann (voting)

3b Re-appointment of Sergio Marchionne (voting)

Article 14.3 of the articles of association of the Company determines that the term of office of the executive directors will expire on the day the first annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its executive directors. Both executive directors are eligible and have stated their willingness to accept a re-appointment.

The Board of Directors believes that each of the executive directors seeking re-appointment at the Annual General Meeting of Shareholders continues to contribute significantly to the Company and to perform its duties effectively, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board of Directors recommends the shareholders the re-election of John Elkann and Sergio Marchionne for another annual term as executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.fcagroup.com).

Item 4: Appointment of the non-executive directors

4a.	Re-appointment of Ronald L. Thompson (voting)

4b.	Appointment of John Abbott (voting)

4c.	Re-appointment of Andrea Agnelli (voting)

4d.	Re-appointment of Tiberto Brandolini d’Adda (voting)

4e.	Re-appointment of Glenn Earle (voting)

4f.	Re-appointment of Valerie A. Mars (voting)

4g.	Re-appointment of Ruth J. Simmons (voting)

4h.	Re-appointment of Michelangelo A. Volpi (voting)

4i.	Re-appointment of Patience Wheatcroft (voting)

4j.	Re-appointment of Ermenegildo Zegna (voting)

Article 14.3 of the articles of association of the Company determines that the term of office of the non-executive directors will expire on the day the first annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its non-executive directors.

The Board of Directors believes that the contribution and performance of each of the non-executive directors continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Upon the recommendation of the Governance and Sustainability Committee, the Board of Directors recommends to the shareholders the re-appointment of Ronald L. Thompson, Andrea Agnelli, Tiberto Brandolini d’Adda, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Michelangelo A. Volpi, Patience Wheatcroft and Ermenegildo Zegna, who have stated their willingness to accept a re-appointment as non-executive directors, and the appointment of John Abbott as an additional non-executive director. The Board of Directors believes that the appointment of John Abbott as an additional non-executive directors would further enhance its own skills and experience in global and diversified businesses.

The Board of Directors assessed the following eight candidates as independent: Ronald L. Thompson, John Abbott, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Michelangelo A. Volpi, Patience Wheatcroft and Ermenegildo Zegna. Independence was assessed pursuant to both the New York Stock Exchange Listing Standards and the Dutch Corporate Governance Code. All candidates are deemed independent under the NYSE definition. Dutch requirements differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. Under the Dutch Corporate Governance Code a non-executive board member serving as director in the board of directors of a shareholder holding ten percent or more of the company’s shares, such as

Michelangelo A. Volpi in Exor NV, is deemed to be not independent, even if he or she is considered independent on the board of directors of the shareholder. The Board of Directors does however believe that Michelangelo A. Volpi is independent notwithstanding that he is an independent board member of Exor N.V.. The assessment of independence also covered relationships in any of the last three fiscal years between FCA Group and Zegna Group, where Ermenegildo Zegna serves as Chief Executive Officer. In this respect, the Board of Directors believes that Mr. Zegna does not have a personal business relationship with FCA Group and from a financial perspective the business relationships between FCA Group and Zegna Group were below the threshold under the specific rules governing independence pursuant to New York Stock Exchange Listing Standards. These criteria were also applied to assess relationships between FCA Group and Royal Dutch Shell Group, where John Abbott serves as a member of the Executive Committee.

The relevant biographical details and curriculum vitae of each nominee are available for inspection at the offices of the Company as well as on the Company’s website (www.fcagroup.com).

Item 5: Appointment of the Independent Auditor

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting)

Pursuant to article 21 of the articles of association of the Company, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements. The Audit Committee has reviewed the performance of the independent auditors and the effectiveness of the audit. Based on such review the Audit Committee has recommended the re-appointment of Ernst & Young Accountants LLP as independent auditors of the Company until the 2019 Annual General Meeting of Shareholders. The Board of Directors concurs with the Audit Committee’s recommendation and submits to the shareholders the proposal to reappoint Ernst & Young Accountants LLP as independent auditors of the Company until the 2019 Annual General Meeting of Shareholders.

Item 6: Delegation to the Board of Directors of the authority to acquire common shares in the capital of the Company (voting)

The Board of Directors believes that it is advantageous for the Company to have the flexibility to acquire own common shares, inter alia, to ensure coverage of equity-based incentive plans by the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would increase earnings per share and be in the best interests of the Company and all shareholders generally.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 8 of the articles of the association of the Company, delegates to the Board of Directors the authority to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares on April 13, 2018 at a purchase price per share, excluding expenses, not higher than 10% above or more than 10% below the average of the closing price of the common shares on the New York Stock Exchange and/or the Mercato Telematico Azionario for the five business days before the day on which the acquisition is made, for a period of 18 months from the date of the Annual General Meeting of Shareholders (April 13, 2018) and therefore up to and including October 12, 2019.

Item 7: Close of meeting

The chairperson of the meeting will close the Annual General Meeting of Shareholders. Final greetings.

Fiat Chrysler Automobiles N.V., March 1, 2018.

WE ARE NOT ASKING FOR YOUR PROXY. THIS IS NOT A PROXY STATEMENT NOR A SOLICITATION OF PROXIES. THE COMMON SHARES AND SPECIAL VOTING SHARES OF FIAT CHRYSLER AUTOMOBILES N.V. ARE EXEMPT FROM THE PROXY RULES OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.